Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31
Amounts in millions, except ratios	2017		2016		2015		2014		2013
Ratio of Earnings to Fixed Charges	7.0	x	6.5	x	6.7	x	6.1	x	6.4	x

Details of the specific calculations are set forth below:

	Year Ended December 31
	2017		2016		2015		2014		2013
Earnings
Income before taxes	$828.6		$688.5		$664.5		$614.3		$423.6
Add: Fixed charges	138.6		123.7		116.8		119.7		78.7
Subtotal	967.2		812.2		781.3		734.0		502.3
Less: Capitalized interest	(2.5)		(2.5)		(2.0)		(2.8)		(1.7)
Total	$964.7		$809.7		$779.3		$731.2		$500.6
Fixed Charges
Interest expense	$102.6		$91.8		$85.5		$88.4		$58.3
Capitalized interest	2.5		2.5		2.0		2.8		1.7
Interest portion of rent expense (1)	33.5		29.4		29.3		28.5		18.7
Total	$138.6		$123.7		$116.8		$119.7		$78.7
Ratio of Earnings to Fixed Charges	7.0	x	6.5	x	6.7	x	6.1	x	6.4	x

____________

(1)The interest portion of rent expense represents the estimated interest component of such rental payments.

Earnings available for fixed charges represent earnings before income taxes and fixed charges excluding capitalized interest. Fixed charges represent interest expense; amortization of treasury lock settlements; debt discount and expenses; capitalized interest and that portion of rental expense deemed to be the equivalent of interest.